AgFeed Animal Nutrition Holdings, Inc.
Suite A1001-1002, Tower 16
Hengmao International Center
Nanchang City, Jiangxi Province  330003
The People’s Republic of China

August 9, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: H. Roger Schwall

Re:	AgFeed Animal Nutrition Holdings, Inc. Registration Statement on Form F-1 (File No. 333-169858)

Dear Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, AgFeed Animal Nutrition Holdings, Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Company’s Registration Statement (File No. 333-169858) on Form F-1 filed with the Commission on October 8, 2010, as amended January 24, 2011, together with all exhibits thereto (together, the “Registration Statement”).  In light of general market conditions, the Company has determined not to conduct the offering of securities contemplated in the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.  Please provide a fax copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel Stevens & Lee P.C. at (610) 371-1228, Attention:  Sunjeet S. Gill.

If you have any questions, please contact Sunjeet S. Gill of Stevens & Lee P.C.at (610) 478-2254.

Sincerely,

AgFeed Animal Nutrition Holdings, Inc.

By: /s/ Gerard Daignault Name: Gerard Daignault Title: President, Chief Executive Officer and Director